UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2017 (second filing)

Commission File Number: 0-49888

Randgold Resources Limited

(Translation of registrant’s name into English)

3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey JE2 4WJ, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached to the Registrant’s Form 6-K filing for the month of March 2017, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Copy of Release, dated March 7, 2017 entitled “CITI APPOINTED SUCCESSOR DEPOSITARY BANK FOR RANDGOLD’S ADR PROGRAMME.”

CAUTIONARY NOTE TO US INVESTORS:

The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in the news release attached as Exhibit 99.1, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By:	/s/ Martin Welsh*
Martin Welsh
General Counsel and Secretary

Dated: March 9, 2017

* This filing has been signed by the undersigned Attorney-in-Fact pursuant to the power of attorney filed heretofore.

/s/ Manuel G. R. Rivera
Manuel G. R. Rivera
Attorney-in-Fact